UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Report Second Quarter 2021 Financial Results on August 5, 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2021	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com https://www.novami.com/	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova to Report Second Quarter 2021 Financial Results on August 5, 2021

Conference call to be held at 8:30 a.m. ET

Rehovot, Israel – July 15, 2021 – Nova (Nasdaq: NVMI) today announced that it will release its financial results for the second quarter of 2021 before the Nasdaq market opens on Thursday, August 5, 2021.

Q2 Conference Call

Mr. Eitan Oppenhaim, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer, will host a conference call to review the Company’s second quarter 2021 financial results on August 5th, 2021 at 8:30 a.m. Eastern Time.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call at least five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE: 1-888-394-8218
ISRAEL TOLL-FREE: 1809-212-883
INTERNATIONAL: 1-323-701-0225
WEBCAST LINK: http://public.viavid.com/index.php?id=145541

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be available via live webcast from a link on Nova’s Investor Relations website. A replay of the conference call will be available from August 05, 2021, to August 12, 2021. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 6930576

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio combines high-precision hardware and cutting-edge software provides customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova partners with semiconductor manufacturers from its offices around the world. Additional information may be found at https://www.novami.com/.

Nova is traded on NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.